SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  December, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

FREE TRANSLATION

December 21, 2007

Director of Investor Relations
Votorantim Celulose e Papel SA

Dear Sir:

VOTORANTIM INVESTIMENTOS INDUSTRIAIS S/A, a private business corporation , registered as a Brazilian taxpayer with number CNPJ/MF 03.407.049/0001-51 and with its address at Rua Amauri 255, 13º floor , São Paulo/ SP, 01448-000, in its capacity as the controlling shareholder of VOTORANTIM CELULOSE E PAPEL S/A and pursuant to Article 12 of CVM instruction 358/02 and as clarified by CVM instruction 449/07 hereby informs you that it is now the owner of ordinary shares issued by and totaling 51.78% of the share capital of VOTORANTIM CELULOSE E PAPEL S/A.

VOTORANTIM INVESTIMENTOS INDUSTRIAIS S/A incorporated by merger NOVA HPI PARTICIPAÇÕES E COMERCIO LTDA which held 5.72% of the shares of VOTORANTIM CELULOSE E PAPEL S/A.

Yours truly,

VOTORANTIM INVESTIMENTOS INDUSTRIAIS S/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: December 21, 2007	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer